Ultrasonic Medical Mapping, LLC

2018 Corporate Financal Statements and Statement of Member Interest

Contents



Independent Accountant's Compilation Report

August 29, 2019

To Management
Ultrasonic Medical Mapping, LLC
1212 Riverside Drive
Orchard Beach, MD 21226

I have compiled the accompanying Balance Sheet, Profit and Loss, and Statement of Cash Flows of Ultrasonic Medical Mapping, LLC as of December 31, 2018, in accordance with accounting principles generally accepted in the United States of America. I have not audited the accompanying financial statements and, accordingly, do not express an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Renee M. DuBiel, CPA





Ultrasonic Medical Mapping, LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18	Notes
ASSETS		
Current Assets		
Checking/Savings		
	5,940.61	
Total Checking/Savings	5,940.61	
Total Current Assets	5,940.61	
TOTAL ASSETS	5,940.61	
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
21000 · Notes Payable	499,999.00	5A
22000 · Deferred Compensation	240,000.00	4, 58, 6
23000 · Accrued Interest on Conv Debt	58,331.44	5A
Total Long Term Liabilities	798,330.44	
Total Liabilities	798,330.44	
Equity		
30100 · Member's Contributions	12,522.84	
39000 · Retained Earnings	-523,843.86	
Net Income	-281,068.81	
Total Equity	-792,389.83	
TOTAL LIABILITIES & EQUITY	5,940.61	

Ultrasonic Medical Mapping, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18	Notes
Income	0.00	
Cost of Goods Sold		
50000 · Cost of **Research**	8,100.00	
Total COGS	8,100.00	
Gross Profit	-8,100.00	
Expense		
62000 · Phone /Communications	122.00	
62500 · Software / IT J Web	77.85	
64100 · Travel		
64110 · Transportation	79.08	
Total 64100 · Travel	79.08	
65100 · Business Licenses and Permits	100.00	
65200 · Franchise Tax	808.00	
65500 · Bank Service Charges	95.00	
65600 · Interest Expense	28,782.26	5A
66100 · Office Supplies	136.40	
66200. · Postage and Delivery	44.87	
66700 · Professional **Fees**		
66720 · Accounting	2,723.35	
Total 66700 · Professional Fees	2,723.35	
66900 · Deferred Compensation Expense	240,000.00	3
Total Expense	272,968.81	
Net Income	-281,068.81	

Ultrasonic Medical Mapping, LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18	Notes
OPERATING ACTIVITIES		
Net Income	-281,068.81	
Net cash provided by Operating Activities	-281,068.81	
FINANCING ACTIVITIES		
22000 • Deferred Compensation	240,000.00	*3*
23000 • Accrued Interest on Conv Debt	28,782.26	5A
Net cash provided by Financing Activities	268,782.26	
Net cash increase for **period**	-12,286.55	
Cash at beginning of period	18,227.16	
Cash at end of period	5,940.61	

Ultrasonic Medical Mapping, LLC

Schedule of Membership Units at 12/31/2018

Current Members	Units Issued
Yitzhak Rosen	22.4307
Aaron Mishler	26.8764
David Johnson	50.6929
Total Units Issued	**100.0000**

Contingent Members	
UMM $500k Convertible Note Facility	
Raine Family Trust	*18.3165*
BNP Family Trust	*18.3143*
Scott Roby Trust	*18.3143*
Aaron Mishler 2018 deferred compensation	*13.1868*
David Johnson 2018 deferred compensation	*13.1868*
Total Contingent Units	**81.3187**
Total Units Obligated	**181.3187**

Estimated Valuation [1]	**$32,635,000.00**
Value per Unit (Fully Diluted)	$179,986.95

[1] Valuation Based upon 50% discount to Delphinus preT'money valuation of $65.27M for their 2017 $8.23M raise.

1. Reporting entity

Ultrasonic Medical Mapping, LLC (the 'Company') is incorporated in the State of Delaware. The Company's office is at 4500 East West Highway, Suite 125, Bethesda, MD 20814. The Company is primarily involved in the development and commercialization of medical ultrasonic technology.

2. Basis of accounting and presentation

These financial statements have been prepared in accordance with US GAAP on an accrual basis. All amounts are rounded to the nearest dollar, unless otherwise indicated.

3. Income and expenses

Other expenses

	Note	2018
Deferred compensation expense	4, 5B, 6B	$240,000

4. Deferred compensation arrangements

Description of deferred compensation arrangements

The breakdown of the 2018 arrangements is as follows:

Name	Note	2018
David B. Johnson	6B	$120,000
Aaron U. Mishler	6B	$120,000

5. Loans and borrowings

	Note	2018
Long-term liabilities		
Convertible notes	5A	$499,999
Accrued interest on convertible notes	5A	58,331
Deferred compensation	4	240,000
		$798,330

A. Convertible notes

The convertible note facility consists of 16 notes with a combined face value of $499,999 and a conversion cap of $1,650,000. The notes will convert into equity at the earlier of a qualified financing in excess of $750,000 or their maturity date of 4 June 2020. The notes accrue 6% simple interest annually on an actual/365 basis.

Proceeds from issue of convertible notes	$499,999
Accreted interest	58,331
Carrying amount of liability at 31 December 2018	$558,330

B. Deferred compensation

	Note	
Carrying amount of liability at 31 December 2018	3, 4, 68	$240,000

6. Related parties

A. Ultimate Controlling Party

As of 31 December 2018, Directors of the Company controlled 57.3% of membership units on a fully diluted basis,

B. Transactions with key management personnel

Key management personnel compensation	Note	
Short term employee benefits		$0
Deferred compensation	4	240,000
		$240,000

At 31 December 2018, the Company had deferred compensation arrangements in place with key executive personnel. The .arrangements specified that if the Company did not possess sufficient cash to pay the contracted salary, any amounts due would be deferred until the conversion of the existing Convertible Note at which time the deferred amounts will convert to a Member Contribution at the same terms as the outside equity. The arrangements waive the right to be relieved with cash payment and are structured to be non-dilutive to external investors.

Ultrasonic Medical Mapping, LLC

2017 Corporate Financal Statements and Statement of Capital Interest

Contents

  

renee m. dubiel, cpa

Independent Accounta,nt s Compilation Report   **August 29, 2019**

To Management
Ultrason ic Med ical M apping , LLC
1212 Riverside Drive
Orchard Beach, MD 21226

I have compiled the accompanying Balance Sheet, Profit and Loss, and Statement of Cash Flows of Ultrasonic Medical Mapping, LLC as of December 31, 2017, in accordance with accounting principles generally accepted in the United States of America. I have not audited the accompanying financial statements and, accordingly, do not express an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial infonnation in the fonn of financial statements without undertaking to obtain or provide any assmance that there are no material modifications that should be made to the financial statements.

Renee M. DuBiel, CPA

  

UMM
ULTRASOHCMEDICALMAPPHG

Ultrasonic Medical Mapping, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17	Notes
ASSETS		
Current Assets		
Checking/Savings		
10000 • TD Checking Account	18,227.16	
Total Checking/Savings	18,227.16	
Total Current Assets	18,227.16	
TOTAL ASSETS	18,227.16	
'LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
21000 • Notes Payable		4A
21100 • Note Payable- Raine Family Trust	166,667.00	
21200 · Note Payable · B. & N. Patel	166,666.00	
21300 . Note Payable-Scott Roby Trust	166,666.00	
Total 21000 • Notes Payable	499,999.00	
23000 • Accrued Interest on Conv Debt	29,549.18	4A
Total Long Term Liabilities	529,548.18	
Total Liabilities	529,548.18	
Equity		
30100 • Member's Contributions		
30400 • Boro Djordjevic Contributions		6
30300 • Boro Djordjevic	-2,538.00	
30400 • Boro Djordjevic Contributions - Other	2,538.00	
Total 30400. Boro Djordjevic Contributions	0.00	
30600. Yitzhek Rosen Contributions	4,105.40	
30800 • David Johnson Contributions	7,025.13	
31000. Aaron Mishler Contributions	1,392.31	
Total 30100 • Member's Contributions	12,522.84	
39000 • Retained Earnings	-275,020.77	
Net Income	-248,823.09	
Total Equity	-511,321.02	
TOTAL LIABILITIES & EQUITY	18,227.16	

Ultrasonic Medical Mapping, LLC
Profit & Loss
Accrual Basis

January through December 2017

		Jan - Dec 17	Notes
Income		0.00	
Cost of Goods Sold			
50000 • Cost of Research		15,883.00	
51000 • Materials & Supplies		85,739.98	
Total COGS		101,622.98	
Gross Profit		-101,622.98	
Expense			
62500 • Software / IT / Web		15.20	
64100. Travel			
64110 • Transportation	434.92		
Total 64100. Travel		434.92	
65100. Business li censes and Permits		749.00	
65250 • Property Tax		930.00	
65500 • Bank Service Charges		90.00	
65600 • Interest Expense		20,206.84	4A
66100 • Office Supplies		332.50	
66200. • Postage and Delivery		70.15	
66700. Professional Fees			
66710. Legal	98,115.00		5
66720 . Accounting	1,256.50		
Total 66700 . Professional Fees		99,371.50	
66900 • Guaranteed Payments		25,000.00	6
TotaJ Expense		147,200.11	
Net Income		-248,823.09	

Ultrasonic Medical Mapping, LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17	Notes
OPERATING ACTIVITIES		
Net Income	-248,823.09	
Net cash provided by Operating Activities	-248,823.09	
FINANCING ACTIVITIES		
21000 . Notes Payable:2110-0 Note Payab le-Raine Family Trust	56,667.00	4A
21000 • Notes Payable:21200• No te Payable - B. & N. Patel	56,666.00	4A
21000. Notes Payable:21300 . Note Payable-Scott Roby Trust	56,666.00	4A
23000 . Accrued Interest on Conv Debt	20,206.84	4A
30100 . Member's Contributions:30400 . Boro Djordjevic Contributions :30300 . Boro Djordjevic	- 2,538.00	6
39000 . Retain ed Earn ings	2,538.00	
Net cash provided by Financing Activities	190,205.84	
Net cash incr ease for period	-58,617.25	
Cash at beginning of period	76,844.41	
Cash at end of period	18,227.16	

Ultrasonic Medical Mapping, LLC

Cumulative Statement of Member PnL Allocations (Capital Interest) [1]

2012	Contributions	% Allocation	Beginning PnL Account	Allocation of PnL	Ending PnL Account	Cumulative PnL %
Rosen	3,606.40	40.00000%		(3,606.00)	(3,606.00)	40.00%
Mishler		0.00000%				0.00%
Johnson	5,409.60	60.00000%		(5,410.00)	(5,410.00)	60.00%
Djordjevic		0.00000%				0.00%
Total	9,016.00			(9,016.00)	(9,016.00)	
2013						
Rosen	220.00	7.97390%	(3,606.00)	(220.00)	(3,826.00)	32.49%
Mishler		0.00000%				0.00%
Johnson	330.00	11.96086%	(5,410.00)	(330.00)	(5,740.00)	48.75%
Djordjevic	2,209.00	80.06524%		(2,209.00)	(2,209.00)	18.76%
Total	2,759.00		(9,016.00)	(2,759.00)	(11,775.00)	
2014						
Rosen		0.00000%	(3,826.00)		(3,826.00)	29.57%
Mishler	553.37	47.48938%		(553.00)	(553.00)	4.27%
Johnson	332.88	28.56726%	(5,740.00)	(333.00)	(6,073.00)	46.93%
Djordjevic	279.00	23.94336%	(2,209.00)	(279.00)	(2,488.00)	19.23%
Total	1,165.25		(11,775.00)	(1,165.00)	(12,940.00)	
2015						
Rosen	279.00	13.15672%	(3,826.00)	(2,228.00)	(6,054.00)	20.26%
Mishler	838.94	39.56163%	(553.00)	(6,700.00)	(7,253.00)	24.28%
Johnson	952.65	44.92382%	(6,073.00)	(7,610.00)	(13,683.00)	45.80%
Djordjevic	50.00	2.35783%	(2,488.00)	(400.00)	(2,888.00)	9.67%
Total	2,120.59		(12,940.00)	(16,937.00)	(29,878.00)	
2016 [2]						
Rosen		20.26240%	(6,054.00)	(50,188.00)	(56,242.00)	20.26%
Mishler		24.27539%	(7,253.00)	(60,136.00)	(67,389.00)	24.28%
Johnson		45.79624%	(13,683.00)	(113,424.00)	(127,107.00)	45.79%
Djordjevic		9.66597%	(2,888.00)	(23,933.00)	(26,821.00)	9.66%
Total			(29,878.00)	(247,681.00)	(277,559.00)	
2017 [3]						
Rosen		22.43058%	(56,242.00)	(55,813.00)	(112,055.00)	22.43%
Mishler		26.87626%	(67,389.00)	(66,875.00)	(134,264.00)	26.88%
Johnson		50.69315%	(127,107.00)	(126,135.00)	(253,242.00)	50.69%
Djordjevic		0.00000%	(26,821.00)	26,821.00		0.00%
Total			(277,559.00)	(222,002.00)	(499,561.00)	

Member	Capital Interest	Membership Units
Rosen	22.43%	22.4307
Mishler	26.88%	26.8764
Johnson	50.69%	50.6929
Djordjevic	0.00%	0
		100.00000 Units Issued

Estimated Valuation [4]	27,937,299.48
Value per Unit	279,372.99

[1] The adoption of the Amended and Restated Operating Agreement, effective 12/1/2017 replaced Capital Interest with Membership Units

[2] Allocations of PnL for Members were based upon the prior Life to Date PnL in the event of no contributions

[3] Djordjevic allocation redistributed pro rata to remaining members for 2017 and PnL balance zeroed

[4] Valuation Based upon DCF analysis of Corporate Proforma Operating Projections and diluted by outstanding claims to equity

UMM
ULTRASONIC MEDICAL MAPPING

Ultrasonic Medical Mapping, LLC

Schedule of Membership Units at 12/31/2017

Current Members	Units Issued
Yit zhak Rosen	22.4307
Aaron Mishler	26.8764
David Johnson	50.6929
Total Units Issued	**100.0000**

Contingent Members	
UMM $500k Convertible Note Facility	
Raine Family Trust	*14.4928*
BNP Fomily Trust	*14.4927*
Scott Roby Trust	*14.4927*
Total Contingent Units	**43.4782**
Total Units Obligated	**143.4782**
Estimated Valuation [1]	**$27,937,299.48**
Value per Unit (Fully Diluted)	$194,714.59

[1] Valuation Based upon DCF an,;1lysis of Corporate Proforma Operating Projections

1. Reporting entity

Ultrasonic Medical Mapping, LLC (the 'Company') is incorporated in the State of Delaware. The Company's office is at 1212 Riverside Drive, Orchard Beach, MD 21226. The Company is primarily involved in the development and commercialization of medical ultrasonic technology.

2. Basis of accounting and presentation

These financial statements have been prepared in accordance with US GAAP on an accrual basis. All amounts are rounded to the nearest dollar, unless otherwise indicated.

3. Income and expenses

Other expenses

	Note	2017
Legal	6	$95,115

The Company incurred significant expense related to ongoing litigation, subsequently resolved, in 2017.

4. Loans and borrowings

	Note	2017
Long-term liabilities		
Convertible notes	4A	$499,999
Accrued interest on convertible notes	4A	29,549
		$529,548

A. Convertible notes

The convertible note facility consists of 16 notes with a combined face value of $499,999 and a conversion cap of $1,650,000. The notes will convert into equity at the earlier of a qualified financing in excess of $750,000 or their maturity date of 4 June 2020. The notes accrue 6% simple interest annually on an actual/365 basis.

Proceeds from issue of convertible notes	$499,999
Accreted interest	29,549
Carrying amount of liability at 31 December 2017	$529,548

5. Related parties

A. Ultimate Controlling Party

As of 31 December 2017, Directors of the Company controlled 54.1% of membership units on a fully diluted basis.

B. Transactions with key management personnel

Mr. David Johnson received $30,000 in guaranteed payments in 2017 as compensation for his role as managing member of the Company.

6. Contingencies

Resolution of litigation

On 3 May 2017, the Delaware Chancery Court Dismissed with prejudice the lawsuit filed against David Johnson and the Company by B. Boro Djordjevic relating to matters of control of the Company and the election of David Johnson as Managing Member. The Company and David Johnson filed a countersuit in the District of Columbia to recover costs and damages. On 7 December 2017, the parties settled and the suit was dismissed pursuant to B. Boro Djordjevic resigning as a member of the Company and irrevocably releasing any and all claims vis-à-vis the Company and its members. B. Boro Djordjevic's capital interest was written down to zero through retained earnings at that time.